VIVEON HEALTH ACQUISITION CORP.
c/o Gibson, Deal & Fletcher, PC
Spalding Exchange
3953 Holcomb Bridge Road, Suite 200
Norcross, GA 30092

February 28, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Daniel Crawford
Christine Westbrook

Re:	Viveon Health Acquisition Corp.
Registration Statement on Form S-4 File No. 333-266123

Ladies and Gentlemen:

Viveon Health Acquisition Corp. (the "Registrant"), previously filed the above-referenced registration statement on Form S-4 (the "Registration Statement"), with related amendments, which was declared effective on November 14, 2022. Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with all amendments and exhibits, be withdrawn at your earliest convenience.

The Registration Statement was filed in connection with a proposed business combination pursuant to an Agreement and Plan of Merger, by and among the Registrant, VHAC Merger Sub, Inc., and Suneva Medical, Inc., dated January 12, 2022 (the “Merger Agreement”). On February 2, 2023, the Merger Agreement was terminated. As a result, the securities to be issued under the Registration Statement will not be issued. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against any future filing fees.

If you have any questions about this withdrawal request, please contact Tahra Wright at (212) 407-4122.

Sincerely,

Viveon Health Acquisition Corp.

/s/ Jagi Gill

Jagi Gill

Chief Executive Officer